

December 15, 2011

Via U.S. Mail
Dempsey K. Mork
Chief Executive Officer
China Holdings Group, Inc.
73726 Alessandro Drive, Suite 103
Palm Desert, CA 92260

>   **Re: China Holdings Group, Inc.**
>   **Form 10-Q for the Nine Months Ended September 30, 2011**
>   **Filed November 9, 2011**
>   **File No. 000-25997**

Dear Mr. Mork:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Nine Months Ended September 30, 2011

Cover Page

1. Please update your cover page and EDGAR company profile to include your current telephone number. If you required technical assistance, please consult the EDGAR manual, and if additional information is required, you may contact Filer Support at (202) 551-8900.

Financial Statements, page 4

2. We note that the columns of your financial statements for the period ended September 30, 2011 appear to be labeled with an incorrect date of June 30, 2011. In this regard, we note your Balance Sheet as of June 30, 2011, and Statement of Operations for the three and nine months ended June 30, 2011 should each be labeled September 30, 2011, if true.

Please file an amended Form 10-Q to ensure that the financial statements and periods included conform to those required in this Form.

Exhibits

3. Revise to file the interactive data file as an exhibit to your Form 10-Q as required by Item 601(b)(101) of Regulation S-K.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining